SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80 Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE NINE HUNDRED AND FORTY-FOURTH MEETING OF THE BOARD OF DIRECTORS

On June 24, 2021, at 10 a.m., with voting through the electronic platform until 5 p.m., by call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, in an extraordinary basis, pursuant to the provisions of the caput and the sixth paragraph of Article 13 of the Bylaws, in person, by videoconference and electronically, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“Company”), located in the City of São Paulo, State of São Paulo, Rua Costa Carvalho, nº 300, district of Pinheiros, the undersigned gentlemen, addressed the following agenda.

At the beginning of the meeting, the Chair of the Board informed that the Controlling Shareholder has nominated for the position of Economic-Financial and Investor Relations Director of Sabesp Mr. Osvaldo Garcia, replacing Mr. Rui de Britto Álvares Affonso. Subsequently, the Chairman of the Board invited Mr. Osvaldo Garcia to attend the meeting, who introduced himself to the Board of Directors and reported on his professional experience, pursuant to Article 30 of the Charter of the Board of Directors. The Chair of the Board, on behalf of the collegiate board, expressed his gratitude to Mr. Rui de Britto Álvares Affonso for his extreme dedication, high technical capacity, and high level of professionalism, leading the Economic-Financial and Investor Relations Department with leadership and expertise in all the years he was at the head of the board.

Subsequently, the Chair of the Board moved to item 1 of the agenda “Election of the Board of Directors for the term 2021/2023” (time: 30'). The matter was informed with ATG Letter/Office 342/21-SG, dated 06/15/2021, Codec Letter 082/2021, dated 06/16/2021, the minutes of the 21st meeting of the Eligibility and Advisory Committee, dated 06/21/2021, which verified that the nomination process is in compliance with Federal Law n° 13.303/2016, Federal Law n° 6. 404/1976, State Decree n° 62.349/2016, the Company's Bylaws, the Company's Nomination Policy and CODEC Deliberation n° 03/2018, and CODEC Opinion n° 051/2021, of 06/21/2021, the registration forms and the nominees' resumes, documents filed in the electronic folder of the meeting. Once the matter was submitted to a vote, the election of the Executive Board of Sabesp was unanimously approved, for a 2-year term (2021/2023), pursuant to item II of article 142 of Law 6,404/76, and the Company's Bylaws. Given the aforementioned approval they were elected:

BENEDITO PINTO FERREIRA BRAGA JUNIOR, as Chief Executive Officer, and qualification as following: Brazilian, married, civil engineer, holder of identity card number 3.415.725-6 SSP/SP, Individual Taxpayer ID (CPF) number 550.602.698-68, resident at

Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of Article 149 of Law 6,404/76;

ADRIANO CANDIDO STRINGHINI, as the Corporate Management Officer, and qualification as following: Brazilian, married, lawyer, holder of identity card number 24.579.520-0 SSP/SP, Individual Taxpayer ID (CPF) number 151.578.808-39, resident at Rua Costa Carvalho, 300, Pinheiros, in the city and state São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of Article 149 of Law 6,404/76;

OSVALDO GARCIA, as a Chief Financial Officer and Investor Relations Officer, and qualification as following: Brazilian, widower, civil engineer, holder of identity card number MG-2.847.611, Individual Taxpayer ID (CPF) number 538.650.146-15, resident at Rua Costa Carvalho, 300, Pinheiros in the city and state São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of Article 149 of Law 6,404/76;

RICARDO DARUIZ BORSARI, as Metropolitan Region Officer, and qualification as following: Brazilian, married, civil engineer, holder of identity card number 5.447.247-7 SSP/SP, Individual Taxpayer ID (CPF) number 003. 952.738-70, resident at Rua Costa Carvalho, 300, Pinheiros, in the city and state São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of Article 149 of Law 6,404/76;

MONICA FERREIRA DO AMARAL PORTO, as Regional Systems Officer, and qualification as following; Brazilian, widow, civil engineer, holder of identity card number 6.598.705-6 SSP/SP, Individual Taxpayer ID (CPF) number 037.916.638- 01, resident at Rua Costa Carvalho, 300, Pinheiros, in the city and state São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of Article 149 of Law 6.404/76, and

ALCEU SEGAMARCHI JUNIOR, as Technology, Enterprise, and Environment Officer, and qualification as following: Brazilian, married, civil engineer, holder of identity card number 9.418.666-2 - SSP/SP, Individual Taxpayer ID (CPF) number 031.881.868-00, resident at Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of Article 149 of Law 6,404/76.

According to the second paragraph of Article 8 of the Bylaws, the Chief Executive Officer will be a member of the Board of Directors while he holds this position.

The appointed executive officers will serve a combined two-year term (2021/2023), in accordance with the bylaws, and investiture in the positions shall be in accordance with the requirements, restrictions, and procedures set forth in the regulations in effect, which must be verified upon investiture. The compensation shall be established in accordance with the CODEC's guidelines, as resolved at the Shareholders' Meeting, and in cases in which the Executive Officer performs the duties of another Executive Officer, he/she will receive only one compensation. Regarding the declaration of properties, the applicable state regulations must be observed.

Additionally, investiture is conditioned to the commitment to specific goals and results to be achieved, which are subject to approval by the Board of Directors, pursuant to

Article 23 of Law 13,303/2016 and paragraph 1 of Article 42 of the Bylaws. The instrument of investiture must state the officers’ compliance with the arbitration clause of the Novo Mercado Regulation.

Following the agenda, the Chair of the Board, Dr. Mario Engler, offered the floor to the Manager of the Strategic Planning Department, responsible for the Integrated Planning Superintendence, João Paulo Nocetti Tonello, for the explanation of item 2 “Approval of the Board's Commitment - Management 2021/2023 - Specific goals and results to be achieved, pursuant to Article 23 of Law 13,303/2016" (time: 20'). 23 of Law 13,303/2016” (time: 20'), which was done based on the PowerPoint presentation, and on the Board's Commitment - Management 2021/2023, documents filed in the electronic folder of the meeting. After the matter was submitted for discussion, and then voted on, the Board's Commitment - Management 2021/2023 - Goals and specific results to be achieved, pursuant to Article 23 of Law 13,303/2016, was unanimously approved. As stated in the sole paragraph of Article 15 of the Bylaws, the assumption of a commitment with specific goals and results is a condition for investiture in an Executive Board position.

After the floor was opened and there were no other pronouncements, the Chairman, Mario Engler Pinto Junior, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors, and by the following attending Board members: MARIO ENGLER PINTO JUNIOR, BENEDITO PINTO FERREIRA BRAGA JUNIOR, CLAUDIA POLTO DA CUNHA, EDUARDO DE FREITAS TEIXEIRA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA, LUIS EDUARDO ALVES DE ASSIS, REINALDO GUERREIRO, WALTER LUIS BERNARDES ALBERTONI and WILSON NEWTON DE MELLO NETO.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company's Board of Directors. São Paulo, June 29, 2021.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 13, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.